UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc (the 'Company')

2025 Performance Share Plan Top-Up Award

On 7 May 2025, following the Company's Annual General Meeting and shareholder approval of the 2025 Remuneration Policy, the Remuneration Committee granted a "top-up" conditional share award to Emma Walmsley, the Chief Executive Officer (CEO) under the GlaxoSmithKline 2017 Performance Share Plan (the 'Plan').

The top-up award, equivalent to 150% of the CEO's base salary, increases her 2025 Plan award level from 575% of her base salary (awarded on 17 February 2025) to 725% of her base salary.

This is in accordance with the implementation arrangements for the 2025 Remuneration Policy as disclosed in the implementation section of the Remuneration Report in the Company's 2024 Annual Report.

Under the terms of the Plan, conditional awards are granted over a specific number of Ordinary Shares and the percentage of awards that ultimately vests is dependent on the level of achievement by management against the performance targets set by the Remuneration Committee.

The price used to determine the number of Ordinary Shares in the top-up award was £14.35, being the closing share price on 14 February 2025, which was the trading day immediately preceding the February 2025 Plan award.

Confirmation of Performance Measures

Following approval of the 2025 Remuneration Policy on 7 May 2025, the 2025 Award performance measures are confirmed as those set out on page 164 of the Company's 2024 Annual Report.

These measures apply to the original award, made on 17 February 2025 (as announced on 20 February 2025)1, and to this "top-up award". The performance period for this award is the same three financial years from 1 January 2025 to 31 December 2027.

The awards are based on the following four measures:

Performance Measure	Proportion of each award
Total sales and Core operating profit growth	35%
Pipeline Sustainability	17.5%
Responsible Business: Composite scorecard	7.5%
Relative Total Shareholder Return (TSR)	40%

Total sales and Core operating profit growth

These targets were set following the Board's annual planning process and consideration of analysts' consensus to ensure that they are sufficiently stretching and support the Committee's aim to incentivise and reward over performance.

	Performance vs Target	Proportion Vesting
Below threshold	< 99% of Target	Nil
Threshold	99% of Target	20%: CEO
Target	100% of Target	50%
	103% of Target	75%
Maximum	105% of Target	100%

Pipeline Sustainability

The PSP measure focuses on GSK's replenishment of the pipeline and longer-term pipeline performance. For inclusion, a Programme must be either a New Molecular Entity (NME), or a new indication which adds £0.5 billion to Peak Year Sales. Programmes approved and launched during the three-year window will contribute to the total number of assets and to the sales contribution. It is based on a matrixed assessment of:

- Pipeline sales contribution to GSK's long range forecast (LRF) outlook. The target and vesting will each be based on 10 year net risk adjusted sales forecast i.e. the 2025-2027 target being based on the 2034 LRF and vesting being based on the 2037 LRF; and,

- the Number of Programmes in Phase 2 and 3 and Registration and Approval.

This element of the PSP will only vest, either in full or in part, if at the time of vesting the most recently governed and published 2031 Sales outlook remains at least £40 billion2. At the end of the period a list of the Programmes added or removed during the period will be disclosed. However, the pipeline sales contributions in the 2034 and 2037 LRFs and the assessment matrix will not be disclosed, as they are commercially sensitive. For the achievement of Threshold performance for both the Pipeline Sales contribution and the number of Programmes, the vesting proportion shall be 20% for the CEO.

Responsible Business: Composite scorecard

The Composite scorecard focuses on all the Responsible Business metrics within the Responsible Business Performance Rating. The rating is reported on in detail in each year's Annual Report with the scorecard providing a balanced assessment of performance against all our Responsible Business priorities.

Performance will be calculated by aggregating the annual performance across all the individual annual metrics within the rating for the 3 years of the PSP performance period.

Performance	Vesting Schedule
70% or more of all metrics are on track	100%
60% of all metrics are on track	75%
50% of all metrics are on track	50%
Less than 50% of all metrics are on track, but progress is being made because at least 50% are either on track, or on track with work to do (the 'threshold' vesting level)	20%: CEO
Less than 50% of all metrics are either on track or on track with work to do, the rest (i.e. more than 50%) are off track	Nil

Relative TSR

Performance against our new size-adjusted global biopharma peer group of 13 companies (as set out on page 168 of the Company's 2024 Annual Report) will be assessed using a percentile vesting approach. This compares GSK's actual TSR performance with that of our peers.

Threshold is at median performance. Maximum performance will require upper quintile performance for 100% vesting. Vesting levels between median and upper quintile are determined on the basis of a straight-line interpolation.

TSR Performance	Vesting Schedule
Above upper quintile	100%
Upper quintile	100%
Between median and upper quintile	Straight-line interpolation
Median (threshold vesting)	20%: CEO
Below median of peer group	Nil

1 GSK plc RNS - 20 February 2025

2 See assumptions and basis of preparation related to 2025 guidance, 2021-26 and 2031 Outlooks on the inside back cover of the Company's 2024 Annual Report and GSK's cautionary statement below.

Notes

1.   To the extent that each element of a conditional award does not vest at the end of the three-year performance period, it will lapse.

2.   Dividends will accrue on the conditional award of Ordinary Shares during the performance period but will only vest to the extent that the award itself vests at the end of the performance period. These dividends are not included in the figures below.

3.   The award is subject to an additional vesting period of two years (the 'Holding Period') from the normal vesting date, i.e. five years in total. During the additional Holding Period, the relevant Ordinary Shares would only be forfeited in the event that the CEO was terminated for cause, and the Ordinary Shares will continue to carry rights to dividend equivalents.

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q1 Results for 2025.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.35 ..	149,560

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2025-05-07
f)	Place of the transaction	N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: May 08, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc